AM
4/11/03



03054430 OMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/ 1/2002 (MM/DD/YY) AND ENDING 01/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Dratel Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Pantigo Place, Suite 114
(No. and Street)

East Hampton (City) NY (State) 11937 (Zip Code)

RECD S.E.C.
MAR 3 1 2003
516

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

4/14/03

OATH OR AFFIRMATION

I, William Dratel swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Dratel Group, Inc., as of January 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres

Title

Notary Public


CHRISTINA LYNN RITZLER
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Suffolk County
Lic 01R16085107
COMMISSION EXPIRES DEC 23, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

THE DRATEL GROUP, INC.

CONTENTS
January 31, 2003

Independent Auditor's Report 1

Financial Statements:

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6 - 8

Supplementary Information:

Computation and Reconciliation of Net Capital Pursuant to Rule 15c3-1 9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 10



THE DRATEL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

JANUARY 31, 2003

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL





GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
The Dratel Group, Inc.

We have audited the accompanying statement of financial condition of The Dratel Group, Inc. as of January 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Dratel Group, Inc. as of January 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary Computation and Reconciliation of Net Capital Pursuant to rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 25, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

THE DRATEL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

January 31, 2003

ASSETS		
Cash	$	538
Due from Clearing Broker		30,968
Property and Equipment, at cost, net of accumulated depreciation and amortization of $69,556		72,983
Cash Surrender Value of Officer's Life Insurance		12,651
Prepaid Income Taxes		5,300
Other Assets		7,930
Total Assets	$	130,370
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts Payable and Accrued Expenses	$	10,000
Due to Stockholder		15,000
Total liabilities		25,000
Commitments		
Stockholder's Equity:		
Common stock - no par value; authorized 200 shares, issued 100 shares, outstanding 29 shares		1,080
Additional paid-in capital		261,702
Retained earnings		1,036,064
		1,298,846
Less Treasury stock, at cost - 71 shares		(1,193,476)
Stockholder's equity		105,370
Total Liability and Stockholder's Equity	$	130,370

See Notes to Financial Statements

THE DRATEL GROUP, INC.

STATEMENT OF OPERATIONS

Year ended January 31, 2003

Investment income:	
Commissions	$ 882,901
Interest income	85,424
Other income and service charges	89,058
Total income	1,057,383
Expenses:	
Investment executive's compensation and benefits	418,000
Other compensation and benefits	151,067
Payroll taxes	22,703
Interest	44,000
Communication costs	51,015
Clearing, commission and floor brokerage fees	243,857
Occupancy costs	79,320
Professional fees	49,442
Dues and subscriptions	18,688
Insurance	12,480
Travel and entertainment	104,520
General and administrative	113,809
Total expenses	1,308,901
Loss before provision for income taxes	(251,518)
Provision for income taxes	4,992
Net loss	$ (256,510)

See Notes to Financial Statements

THE DRATEL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Balance at January 31, 2002	Activity for year ended January 31, 2003	Balance at January 31, 2003
Common stock	$ 1,080		$ 1,080
Additional paid-in capital - stockholder's contribution	118,702	$ 143,000	261,702
Retained earnings	1,292,574	(256,510)	1,036,064
	1,412,356	(113,510)	1,298,846
Treasury stock, at cost - 71 shares	(1,193,476)		(1,193,476)
Total stockholder's equity	$ 218,880	$(113,510)	$ 105,370

See Notes to Financial Statements

THE DRATEL GROUP, INC.

STATEMENT OF CASH FLOWS

Year ended January 31, 2003

Cash flows from operating activities:	
Net loss	$(256,510)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	14,400
Changes in operating assets and liabilities:	
Decrease in due from clearing broker	29,982
Decrease in prepaid income taxes	1,140
Decrease in other assets	207
Decrease in accounts payable and accrued expenses	(3,194)
Net cash used in operating activities	(213,975)
Cash flows from financing activities:	
Additional paid-in capital	143,000
Loan from stockholder	15,000
Cash provided by financing activities	158,000
Net decrease in cash	(55,975)
Cash at beginning of year	56,513
Cash at end of year	$ 538

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest	$ 44,000
Income taxes	$ 7,008

See Notes to Financial Statements

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Dratel Group, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. and an associate member of the American Stock Exchange.

The Company is a nonclearing broker-dealer and is exempt from provisions of rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records income from security transactions and commissions on customers' security transactions on a trade-date basis.

Depreciation and amortization of property and equipment is provided for based upon the provisions of the Internal Revenue Code. Such depreciation and amortization does not differ materially from that which would be recorded under accounting principles generally accepted in the United States of America.

2. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Company's security transactions are provided by one broker pursuant to a clearance agreement. At January 31, 2003, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of January 31, 2003, no amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery-against-payment transactions.

In the normal course of business, introduced customers maintain debit balances with the clearing broker. At January 31, 2003, these balances were fully collateralized by securities owned by the customers.

Also, in the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions and to obtain additional deposits where deemed appropriate.

3. OFFICER'S LIFE INSURANCE POLICY:

The Company is the beneficiary of an insurance policy on the Company's officer/stockholder. The policy's face value is $841,000.

4. PROPERTY AND EQUIPMENT:

Property and equipment consists of the following:

January 31, 2003		Depreciation Period
Furniture and equipment	$ 68,857	5 to 7 years
Leasehold improvements	73,682	31.5 years
	$142,539	

Depreciation and amortization expense for the year ended January 31, 2003 was $14,400.

5. COMMITMENTS:

The Company is obligated under noncancelable operating leases for office facilities, which expire at various dates through July 2004. These leases are subject to escalations for increases in the Company's pro rata share of real estate taxes and other expenses. Rent expense charged to operations amounted to $72,348.

The future aggregate minimum rental commitments under these leases are as follows:

Year ending January 31,	
2004	$57,755
2005	9,786
	$67,541

6. PROVISION FOR INCOME TAXES:

The Company has recorded a deferred tax asset of approximately $123,000 at January 31, 2003, representing the tax effects of a net operating loss carryforward of $363,000 expiring in 2022. In recognition of the uncertainty regarding the ultimate outcome of income tax benefits, the Company has recorded a full valuation allowance.

The effective rate of taxes on income differs from the statutory rate primarily due to the effect of local taxes computed on the alternative method and certain nondeductible expenses.

The provision for income taxes consists of state and local income taxes of $4,992.

7. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of not less than $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of January 31, 2003, the Company had net capital of $19,157, which exceeded requirements by $14,157.

THE DRATEL GROUP, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION AND RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

January 31, 2003

Computation:	
Stockholder's equity	$105,370
Less:	
Nonallowable assets:	
Property and equipment	72,983
Prepaid income taxes	5,300
Other assets	7,930
	86,213
Net capital	19,157
Minimum net capital required ($5,000, or 6-2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 14,157
Aggregate indebtedness - accounts payable, accrued expenses and due to stockholder	$ 25,000
Ratio of aggregate indebtedness to net capital	1.31 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of January 31, 2002):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 29,157
Audit adjustments:	
Increase in accrued expenses	(10,000)
Net capital, per above	$ 19,157

See Notes to Financial Statements

THE DRATEL GROUP, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
January 31, 2003

For the year ended January 31, 2003, the Company met the requirements for exemption from the provisions of rule 15c3-3 and, accordingly, no computation is presented with regard to the reserve requirements pursuant to that rule.

In addition, because of the exemption under this rule, no information relating to the possession or control requirements is presented.